Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Second Quarter 2020 Financial Results

Hong Kong, August 17, 2020 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended June 30, 2020.

Financial Highlights for the Second Quarter of 2020

•	Total revenues were US$21.0 million, representing a decrease of 41.5% from US$35.9 million in the second quarter of 2019.
•	Gross profit was US$5.5 million, representing a decrease of 63.8% from US$15.2 million in the second quarter of 2019.
•	Loss from operations was US$41.5 million, compared with income from operations US$0.2 million in the second quarter of 2019.
•	Net loss was US$41.6 million, compared with net income of US$0.3 million in the second quarter of 2019.
•	Adjusted net loss (non-GAAP) was US$4.8 million, compared with an adjusted net income US$0.3 million in the second quarter of 2019.
•	Adjusted EBITDA (non-GAAP) was negative US$3.1 million, compared with positive US$1.2 million in the second quarter of 2019.

Operational Highlights for the Second Quarter of 2020

•

Total data consumed through the Company’s platform was 52,297 terabytes, including 4,553 terabytes the Company procured and 47,744 terabytes our business partners procured, representing an increase of 267.0% from 14,249 terabytes in the second quarter of 2019.

•

Average daily active terminals were 250,669, including 4,606 owned by the Company and 246,063 not owned by the Company, representing an increase of 63.4% from 153,388 in the second quarter of 2019. 74% of daily active terminals was from uCloudlink 2.0 local data connectivity services and 26% of daily active terminals was from uCloudlink 1.0 international data connectivity services during the second quarter of 2020. Average daily data usage per terminal was 2.16 GB in June 2020.

•

As of June 30, 2020, we had served 2,047 business partners in 49 countries and regions. We had 119 patents with 54 approved and 65 pending approval, while our pool of SIM cards was from 220 MNOs globally as of June 30, 2020.

“Despite COVID-19 and global economic headwinds, we achieved solid second quarter performance in our business, especially in our uCloudlink 2.0 local data connectivity services. Our 2.0 business revenue increased approximately 14 times from US$0.2 million in the second quarter of 2019 to US$3.1 million in the second quarter of 2020, demonstrating its high growth potential. We will continue to expand to more countries and regions such as Asia, the United States, Europe, etc., which have high growth potential. As far as uCloudlink 1.0 international data connectivity services business, we believe it will steadily recover and eventually exceed the performance before COVID-19 after international travel resumes,” said Chaohui Chen, Director and CEO of UCLOUDLINK. “Looking ahead, we are dedicated to R&D investment on several fronts in order to keep our leading position and core competitiveness in the global connectivity service market and to enable the first global 5G connectivity platform. We will focus our R&D investments on services and product development related to 5G as the advent of 5G brings faster data connectivity speeds and more business opportunities. Our series of 5G products such as MiFi, CPE and GMI are expected to launch in the near term. In addition, we are channeling our R&D efforts towards the further development and update of our PaaS/SaaS platform optimizing the utilization efficiency of SIM card pool and improving the algorithms for better network quality, which has been not only providing innovative and advanced platform services and functions to our business partners, but also has been effective in facilitating customer and business partner acquisitions globally and contributing to our high potential for growth. We formed an alliance with one of the largest MNOs in Japan and will continue to expand our business and alliances with our partners globally. We are also focused on building out our Cloud SIM technology ecosystem with our business partners in various countries and regions such as Japan, South East Asia, the United States, Europe, etc., aiming to further develop the world’s first and leading mobile data traffic sharing marketplace.”

“The impact of the COVID-19 pandemic continued to rapidly evolve worldwide during the second quarter of 2020. We applied mitigation measures in cost control, liquidity management and uCloudlink 2.0 business development to offset the impact of the pandemic. We had internationally diversified revenue generated from more than 40 countries and regions. Further, we have started our 2.0 local connectivity service in China and Japan, featuring a faster growth rate of uCloudlink 2.0 business in Japan. These measures enabled the second quarter financial performance to be in line with our quarterly budget. We also continued to invest in R&D to keep our core competitiveness in the long run. Our R&D expense accounted for around 28.7% of overall operating expense during the second quarter of 2020,” said Yimeng Shi, CFO of UCLOUDLINK, “We believe that our innovative Cloud SIM technology and architecture will redefine the mobile data connectivity experience and we have adopted growth strategies to fully capitalize on the massive opportunities in the 5G Era.”

Second Quarter 2020 Financial Results

Revenues

Total Revenues were $US21.0 million, representing a decrease of 41.5% from US$35.9 million in the same period of 2019.

•

Revenues from services were US$9.9 million, representing a decrease of 53.5% from US$21.3 million in the same period of 2019. This decrease was primarily attributable to the decrease in revenues from data connectivity services.

•

Revenues from data connectivity services were US$9.4 million, representing a decrease of 51.3% from US$19.3 million in the same period of 2019. The decrease was primarily attributable to the decrease in revenues from international data connectivity services from US$19.1 million in the second quarter of 2019 to US$6.3 million in the second quarter of 2020, partially offset by the increase in revenues from local data connectivity services from US$0.2 million in the second quarter of 2019 to US$3.1 million in the second quarter of 2020. The decrease in revenues from international data connectivity services was mainly due to the decline of global travel as a result of the COVID-19 pandemic.

•

Revenues from PaaS and SaaS services were US$0.5 million, representing a decrease of 72.2% from US$1.8 million in the same period of 2019. This decrease was primarily due to international travel ban due to COVID-19, but our local data connectivity services’ demand was strong.

•

Revenues from sales of products were US$11.1 million, representing a decrease of 24.0% from US$14.6 million in the same period of 2019, primarily due to the decrease of international data connectivity business due to COVID-19 pandemic.

•	Geographic Distribution

During the second quarter of 2020, we had 7.6% of total revenue coming from Mainland China, 55.7% of total revenue coming from Japan and 36.7% of total revenue coming from other countries and regions.

Cost of Revenues

Cost of revenues was US$15.5 million, representing a decrease of 25.1% from US$20.7 million in the same period of 2019. The decrease was attributable to decrease of both cost of revenues from services and cost of sales of products due to the decline of global travels as a result of the COVID-19 pandemic.

•	Cost of services was US$6.4 million, representing a decrease of 28.1% from US$8.9 million in the same period of 2019.
•	Cost of products sold was US$9.1 million, representing a decrease of 22.9% from US$11.8 million in the same period of 2019.

Gross Profit

Overall gross profit was $US5.5 million, or 26.2% overall gross margin, compared to US$15.2 million, or 42.3% in the same period of 2019.

Our gross profit on services was $US3.5million, or 35.4% gross margin related to services, compared to US$12.4 million, or 58.2% in the same period of 2019.

Our gross profit on sales of products was $US2.0million, or 18.0% gross margin related to sales of products, compared to US$2.8 million, or 19.2% in the same period of 2019.

Operating Expenses

Total operating expenses were $US47.1 million, compared to US$15.3 million in the same period of 2019.

•

Research and development expenses were US$13.5 million, representing an increase of 237.5% from US$4.0 million in the same period of 2019. The increase was primarily due to an increase of US$10.6 million in share-based compensation expenses, partly offset by a decrease of US$1.0 million in staff costs related to cost control measures and policies for social security benefits.

•

Sales and marketing expenses were US$13.6 million, representing an increase of 130.5% from US$5.9 million in the same period of 2019. The increase was primarily due to an increase of US$10.4 million in share-based compensation expenses, partly offset by a decrease of US$1.1 million in staff costs related to cost control measures and policies for social security benefits, and by a decrease of US$1.0 million in promotion fees due to the impact of COVID-19 pandemic.

•

General and administrative expenses were US$20.0 million, representing an increase of 270.4% from US$5.4 million in the same period of 2019.  The increase was primarily due to an increase of US$15.9 million in share-based compensation expenses, partly offset by the decrease of US$1.0 million in legal counsel charge.

Loss from Operations

Loss from operations was US$41.5 million, compared with income from operations of US$0.2 million in the same period of 2019.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of fair value loss in other investment, net of tax, interest expense, depreciation and amortization, and share-based compensation, was negative US$3.1 million, compared to US$1.2 million in the same period of 2019.

Net Interest Expenses

Net interest expenses were US$0.1 million, compared to US$0.1 million net interest income in the same period of 2019.

Net Loss

Net loss was US$41.6 million including share-based compensation of US$36.9 million that were recognized upon the completion of the initial public offering, compared with net income of US$0.3 million in the same period of 2019.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, was US$4.8 million, compared with an adjusted net income US$0.3 million in the same period of 2019.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$1.73 and US$1.73, respectively.

Cash and Cash Equivalents, Restricted Cash and Short-Term Deposits

As of June 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term deposits of US$37.3 million, compared to US$45.6 million as of March 31, 2020. The decrease was primarily due to outflow of US$2.2 million in borrowing repayment, US$33.1 million relating to investments for cash management purposes and US$2.8 million for operations, partially offset by US$29.9 million collected from initial public offering of the Company in June 2020.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.2 million compared to US$0.4 million in the same period of 2019.

Business Outlook

For the third quarter of 2020, UCLOUDLINK expects total revenues to be between US$21.0 million and US$22.0 million, representing a 50.1% to 52.4% decrease from the same period of 2019. The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, particularly in light of the potential impact of the COVID-19. The global outbreak of COVID-19 presents various global risks and the full impact of the outbreak continues to evolve, the effects of which are difficult to analyze and predict, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net (loss)/income and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net (loss)/income is defined as net (loss)/income excluding share-based compensation. Adjusted EBITDA is defined as net (loss)/income excluding fair value loss in other investment, net of tax, interest expense, depreciation and amortization, and share-based compensation.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in (loss)/income from operations and net (loss)/income. The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net (loss)/income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:00 a.m. Eastern Time on August 17, 2020 (8:00 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Free)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Free):	+852-3018-4992
Singapore (Toll Free):	800-120-6157

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until 09:59 a.m. Eastern Time on August 24, 2020 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10146997

A live and archived webcast of the conference call will be available at http://ir.ucloudlink.com

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, all while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

In China:

UCLOUDLINK GROUP INC.
Bob Shen
Tel: +852-2180-6111
E-mail: ir@UCLOUDLINK.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: UCL@tpg-ir.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of June 30,
	2019	2020
ASSETS
Current assets
Cash and cash equivalents	37,320	27,447
Restricted cash	2,954	9,689
Short-term deposit	193	196
Accounts receivable, net	25,767	12,874
Inventories	10,518	6,739
Prepayments and other current assets	7,828	10,136
Other investments	-	14,004
Amounts due from related party	692	669
Total current assets	85,272	81,754
Non-current assets
Prepayments	—	684
Long-term investment	430	424
Other investments	—	17,100
Property and equipment, net	3,793	3,805
Intangible assets, net	602	576
Total non-current assets	4,825	22,589
TOTAL ASSETS	90,097	104,343

LIABILITIES
Current liabilities
Short term borrowings	6,659	4,218
Accrued expenses and other liabilities	21,319	21,596
Accounts payables	16,728	10,529
Amounts due to related party	1,022	1,003
Contract liabilities	1,925	1,614
Total current liabilities	47,653	38,960
TOTAL LIABILITIES	47,653	38,960

MEZZANINE EQUNITY
Series A redeemable convertible preferred shares	22,977	—
TOTAL MEZZANINE EQUNITY	22,977	—

SHAREHOLDERS’ EQUITY
Pre-IPO ordinary shares	11	—
Class A ordinary shares	—	8
Class B ordinary shares	—	6
Additional paid-in capital	118,818	206,251
Accumulated other comprehensive income	706	554
Accumulated losses	(100,068)	(141,436)
TOTAL SHAREHOLDERS’ EQUITY	19,467	65,383
TOTAL LIABILITIES, MEZZANINE EQUNITY AND SHAREHOLDERS’ EQUITY	90,097	104,343

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands of US$, except for share and per share data)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Revenues	35,927	21,026	60,582	54,547
Revenues from services	21,359	9,868	41,488	27,298
Sales of products	14,568	11,158	19,094	27,249
Cost of revenues	(20,760)	(15,539)	(33,430)	(37,218)
Cost of services	(8,911)	(6,400)	(17,929)	(14,858)
Cost of products sold	(11,849)	(9,139)	(15,501)	(22,360)
Gross profits	15,167	5,487	27,152	17,329
Research and development expenses	(3,955)	(13,544)	(8,019)	(16,560)
Sales and marketing expenses	(5,902)	(13,550)	(11,058)	(18,087)
General and administrative expenses	(5,431)	(19,967)	(9,745)	(24,464)
Other income, net	337	54	1,049	653
(Loss)/income from operations	216	(41,520)	(621)	(41,129)
Interest income	150	15	159	26
Interest expenses	(114)	(106)	(195)	(228)
(Loss)/income from income tax	252	(41,611)	(657)	(41,331)
Income tax expense	-	(6)	-	(37)
Net (loss)/income	252	(41,617)	(657)	(41,368)
Accretion of Series A Preferred Shares	(635)	(604)	(1,269)	(1,293)
Attributable to:
Equity holders of the Company	(383)	(42,221)	(1,926)	(42,661)
Non-controlling interests	-	-	-	-

Loss per share for Class A and Class B ordinary shares
Basic	(0.00)	(0.17)	(0.01)	(0.18)
Diluted	(0.00)	(0.17)	(0.01)	(0.18)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic		(1.73)		(1.79)
Diluted		(1.73)		(1.79)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	231,341,233	243,363,011	232,451,900	237,907,456
Diluted	231,341,233	243,363,011	232,451,900	237,907,456

Net (loss)/income	252	(41,617)	(657)	(41,368)
Other comprehensive income, net of tax
Foreign currency translation adjustment	623	(413)	68	(152)
Total comprehensive (loss)/income	875	(42,030)	(589)	(41,520)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Net cash generated from/(used in) operating activities	6,261	(2,773)	4,403	3,921
Net cash used in investing activities	(639)	(33,330)	(1,209)	(34,351)
Net cash generated from financing activities	1,851	27,712	1,516	27,463
Increase/(decrease) in cash, cash equivalents and restricted cash	7,473	(8,391)	4,710	(2,967)
Cash, cash equivalents and restricted cash at beginning of the period	34,165	45,450	36,627	40,274
Effect of exchange rates on cash, cash equivalents and restricted cash	(256)	77	45	(171)
Cash, cash equivalents and restricted cash at end of the period	41,382	37,136	41,382	37,136

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss)
Net income/(loss)	252	(41,617)	(657)	(41,368)
Add: share-based compensation	-	36,854	169	36,854
Adjusted net income/(loss)	252	(4,763)	(488)	(4,514)

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Reconciliation of Net Income/(Loss) to Adjusted EBITDA
Net income/(loss)	252	(41,617)	(657)	(41,368)
Add:
Interest expense	114	106	195	228
Income tax expenses	-	6	-	37
Depreciation and amortization	821	553	1,646	1,162
EBITDA	1,187	(40,952)	1,184	(39,941)
Add:
Share-based compensation	-	36,854	169	36,854
Fair value loss in other investments	-	996	-	996
Adjusted EBITDA	1,187	(3,102)	1,353	(2,091)